UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number: 001-32210

Northern Dynasty Minerals Ltd.
(Translation of registrant’s name into English)

15th Floor - 1040 W. Georgia St., Vancouver, BC, V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements For The Three And Nine Months Ended September 30, 2019 And 2018

99.2	Management’s Discussion And Analysis For The Three And Nine Months Ended September 30, 2019

99.3	Certification of Interim Filings - Full Certificate - CEO

99.4	Certification of Interim Filings - Full Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Dynasty Minerals Ltd.
(Registrant)

Date: November 22, 2019	By:	/s/ Ronald W. Thiessen
	Name:	Ronald W. Thiessen
	Title:	Chief Executive Officer